

June 20, 2024

Nick Bhargava
Executive Vice President
Groundfloor Finance Inc.
1201 Peachtree St NE, Suite 1104-400
Atlanta, GA 30361

> **Re: Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 8**
> **Filed June 17, 2024**
> **File No. 024-12013**

Dear Nick Bhargava:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Post-Qualification Amendment dated June 17, 2024

General

1.   We note the response to prior comment 2 that you are offering only one series of LROs per property. However, we continue to note two series related to the 3353 North 2nd Street Philadelphia PA property. Please revise or advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn